Exhibit 23.4

CONSENT OF HAMILTON, RABINOVITZ & ASSOCIATES, INC.

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (the “Registration Statement”) pertaining to the Deferred Compensation Obligations of Ashland Global Holdings Inc. pursuant to the Amended and Restated Ashland Inc. Deferred Compensation Plan for Employees (2005) and the Amended and Restated Ashland Inc. Deferred Compensation Plan for Non-Employee Directors (2005) of our being named in the Ashland Global Holdings Inc. Annual Report on Form 10-K for the year ended September 30, 2016, in the form and context in which we are named. We do not authorize or cause the filing of such Registration Statement and do not make or purport to make any statement other than as reflected in the Registration Statement.

/s/ Francine F. Rabinovitz
Hamilton, Rabinovitz & Associates, Inc.
By: Francine F. Rabinovitz
Date: December 13, 2016